

March 2, 2011

Michael A. Kramarz
Chief Financial Officer
Oncologix Tech, Inc.
P.O. Box 8832
Grand Rapids, Michigan 49518

> **Re:** **Oncologix Tech, Inc.**
> **Form 10-K for the fiscal year ended August 31, 2010**
> **Filed November 29, 2010**
> **File No. 000-15482**

Dear Mr. Kramarz:

We have reviewed your letter dated February 14, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment to 10-K for Fiscal Year Ended August 31, 2010, filed February 17, 2011

Item 9A. Controls and Procedures, page 18

1. Refer to prior comment 3. Although we see you now disclose your disclosure controls and procedures are not effective as of August 31, 2010, we do not see where you have disclosed your management's conclusion on the effectiveness of your internal control over financial reporting. Please note that Item 308 (a)(3) of Regulation S-K requires you to disclose managements conclusion on the effectiveness of your internal control over financial reporting as of the end of the period covered by your Form 10-K, which in this instance is August 31, 2010. Please amend your Form 10-K to also include a clear statement disclosing that your internal control over financial reporting was not effective as of August 31, 2010. The amendment should also include the framework disclosures required by Item 308 (a)(2) of Regulation S-K.

Signatures, page 29

2.   Please file an amendment to this filing to include currently-dated signatures. This comment also applies to your Forms 10-Q for the periods ended November 30, 2009, February 28, 2010, May 31, 2010 and November 30, 2010.

Exhibit 31

3.   Refer to our prior comment 5. As previously requested, please revise the certifications in your Forms 10-Q for the periods ended November 30, 2009, February 28, 2010 and May 31, 2010 to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K. Also, amendments to your August 31, 2010 Form 10-K as well as your Forms 10-Q for the periods ended November 30, 2009, February 28, 2010, May 31, 2010 and November 30, 2010 did not include currently dated certifications. Please amend all the referenced filings again to include currently dated certifications.

Amendment to Form 10-Q for the quarterly period ended November 30, 2010, filed February 17, 2011

ITEM 4. Controls and Procedures, page 25

4.   Refer to our prior comment 6. We note you removed disclosure from your amendments relating to your evaluation of the effectiveness of your internal controls over financial reporting as of the end of the quarter. We also note you did not tell us in your response to our prior comment whether your management did or did not perform an evaluation of internal controls over financial reporting as of the end of the quarter. Please confirm your management did not perform an evaluation of the effectiveness of your internal controls over financial reporting as of the end of the quarter. To the extent such an evaluation was performed, revise the section to clearly disclose your management's conclusion that your internal controls over financial reporting were not effective as of November 30, 2010. We note that material weaknesses were identified. This comment also applies to your amended Forms 10-Q for the periods ended November 30, 2009, February 28, 2010, and May 31, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have any questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

"for" Jeff Jaramillo
Accounting Branch Chief